August 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eddie Kim
Taylor Beech

Re:	Aureus Greenway Holdings Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 4, 2025
File No. 333-289229

Ladies and Gentlemen:

We are in receipt of the comment letter dated August 19, 2025 regarding Registration Statement on Form S-1 filed August 4, 2025 by the Company from the U.S. Securities and Exchange Commission staff (the “Staff”). On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1/A”). As requested by the Staff, we have provided responses to the question raised by the Staff. For your convenience, the summarized matter is listed below, followed by our response:

Registration Statement on Form S-1

Risk Factors Risks Related to this Offering by the Selling Stockholders

Sales of a substantial number of our securities in the public market by the selling stockholder..., page 10

1.	You state that “[t]he selling stockholders can sell, under this prospectus, up to 92,045,975 shares of common stock, constituting approximately 86.3% of our outstanding shares of common stock (assuming and after giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B, and placement agent warrants), as of July 31, 2025.” Please revise to state what percentage of your outstanding shares of common stock the resale shares represent, and what percentage of your public float the resale shares represent, in each case without giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B, and placement agent warrants. Revise to include similar disclosure in the risk factor on page 27 as well.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the risk factors on page 10 and 27 of the Form S-1/A accordingly and listed them below for ease of reference.

Sales of a substantial number of our securities in the public market by the selling stockholders and/or by our existing stockholders could cause the price of our shares of common stock to fall.

The selling stockholders can sell, under this prospectus, up to 92,045,975 shares of common stock, constituting approximately 86.6% of our outstanding shares of common stock (assuming and after giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B and placement agent warrants), as of the date of this prospectus. The selling stockholders hold 728,988 shares of common stock, representing approximately 4.99% of our outstanding shares of common stock and 19.44% of our public float (without giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B, and placement agent warrants), as of the date of this prospectus. Depending on the price, the public stockholders may have paid significantly more than the Selling Stockholder for any common stock they may have purchased in the open market based on variable market price. The securities offered in this prospectus may be resold for so long as the registration statement, of which this prospectus forms a part, is available for use. The sale of all or a portion of the securities offered in this prospectus could result in a significant decline in the public trading price of our securities. Despite such a decline in the public trading price, the selling stockholders may still experience a positive rate of return on the securities it purchased due to the price at which the selling stockholders initially purchased the securities.

The resale of the shares of common stock offered pursuant to this prospectus (or the perception that such sales may occur) will result in substantial dilution and may materially and adversely affect the market price our common stock.

The selling stockholders can sell, under this prospectus, up to 92,045,975 shares of common stock, constituting approximately 86.6% of our outstanding shares of common stock (assuming and after giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B and placement agent warrants), as of the date of this prospectus. The selling stockholders hold 728,988 shares of common stock, representing approximately 4.99% of our outstanding shares of common stock and 19.44% of our public float (without giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B, and placement agent warrants), as of the date of this prospectus. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Sales of a substantial number of shares of our common stock by the selling stockholders in the public market could occur at any time. Given the substantial number of shares being registered for potential resale by the selling stockholders pursuant to this prospectus, whether as a result of substantial sales of our common stock by the selling stockholders or the perception in the market that holders of a large number of shares intend to sell their shares, the market price of shares of our common stock could decline significantly and the volatility of the market price of our common stock could increase significantly, even if our development efforts are going well.

Certain existing stockholders, including the selling stockholders, purchased or may purchase..., page 10

2.	We note your disclosure that the selling stockholders “may” experience a positive rate of return. We also note the selling stockholders paid $0.87 for one share of common stock (or pre-funded warrant in lieu thereof), one common warrant A, and one common warrant B, with exercise prices of $1.00 and $1.25, respectively. Given your recent trading prices, it appears likely that the selling stockholders will be able to purchase the Company’s common stock at a significant discount. Please revise this risk factor to more accurately address this risk.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the risk factor on page 10 of the Form S-1/A accordingly and listed it below for ease of reference.

Certain existing stockholders, including the selling stockholders, purchased or may purchase, common stock at a price below the current trading price of such common stock, and may experience a positive rate of return based on the current trading price. Future investors in the Company may not experience a similar rate of return.

This prospectus relates to the offer and sale from time to time of up to 92,045,975 of our common stock by the selling stockholders consisting of (i) 728,988 shares of common stock and 29,156,069 pre-funded warrants in lieu thereof, each to acquire a share of common stock, (ii) 29,885,057 common warrants A, each to acquire a share of common stock, and (iii) 29,885,057 common warrants B, each to acquire a share of common stock. If the warrants are exercised in cash, we would receive gross proceeds of approximately $69.6 million, (iv) 2,390,804 placement agent warrant shares each to acquire a single share of our common stock with a strike price of $1.00 and (v) 2,390,804 shares of our common stock underlying placement agent warrants. The shares of common stock, pre-funded warrants, common warrants A and common warrants B were issued and sold to the selling stockholders in a private placement that closed on July 25, 2025 (the “Private Placement”), and the placement agent warrants were issued to the placement agent in the Private Placement. The purchase price was $0.87 for (i) one share of common stock (or pre-funded warrant in lieu thereof), (ii) one common warrant A, and (iii) one common warrant B, for gross proceeds of $26,000,000. We will not receive any proceeds from the sale of shares of common stock or the warrants by the selling stockholders pursuant to this prospectus.

The selling stockholders can sell, under this prospectus, up to 92,045,975 shares of common stock, constituting approximately 86.6% of our outstanding shares of common stock (assuming and after giving effect to the exercise of the warrants). The selling stockholders hold 728,988 shares of our common stock representing approximately 4.99% of our outstanding shares of common stock and 19.44% of our public float (without giving effect to the exercise of the warrants), as of the date of this prospectus. Given the substantial number of shares of our common stock being registered for potential resale by the selling stockholders pursuant to this prospectus, the sale of all of the shares by the selling stockholders, or the perception that these sales could occur, could increase the volatility of the market price of our common stock or result in a significant decline in the market price of our common stock, even if our business is doing well. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities and/or raise additional capital through the sale of equity securities in the future and at a price that we deem appropriate. The selling stockholders have purchased, or may purchase, the securities at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public stockholders experience a negative rate of return on their investment. As a result, the selling stockholders are able to recognize a greater return on their investment than stockholders acquired in the public market. Furthermore, the selling stockholders may earn a positive rate of return even if the price of our common stock declines. As a result, the selling stockholders may be willing to sell its shares at a price less than stockholders that acquired their common stock in the public market or at higher prices than the price paid by the selling stockholders, the sale of which would result in the selling stockholders realizing a significant gain even if other stockholders experience a negative rate of return. The selling stockholders will be able to sell their shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

1.

Please provide us with a detailed legal analysis as to why the resale transaction contemplated by the registration statement should not be categorized as an indirect primary offering. In this regard, we note that:

● the Private Placement, under which the securities subject to resale and related transactions were issued and sold to the selling stockholders, closed on July 25, 2025;

● you are registering for resale of up to 92,045,975 shares of common stock, while you only had 14,608,988 shares of common stock outstanding, the majority of which are owned by directors, officers, and/or related parties, as of August 1, 2025; and

● one selling stockholder, American Ventures LLC, Series XVI AGH, holds up to 89,655,171 out of 92,045,975 of the shares being registered for resale.

In your response, please also describe the relationship between the Company and American Ventures and whether American Ventures is involved in the business of underwriting securities. If the selling stockholders are engaged in an indirect primary offering, revise to identify them as underwriters in the prospectus and to set a fixed price for this offering. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the selling stockholders are not and should not be considered an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the resale transaction and the resale transaction contemplated by the registration statement should not be categorized as an indirect primary offering. The legal analysis as to whether the Selling stockholders should be deemed to be underwriters under Section 2(a)(11) of the Securities Act, is provided herein:

The Company respectfully advise the Staff that, the Company does not deem the selling stockholder, American Ventures LLC, Series XVI AGH (“American Ventures”), as “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, for reasons as set out below.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…” The Division of Corporation Finance (the “Division”) provided further guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer” is a highly fact-specific question that should take into account the following considerations: (i) the circumstances under which they received them; (ii) how long the selling stockholders have held the shares; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Factor 1: Circumstances under which the Selling Stockholders Acquired the Shares

Up to 89,655,171 shares of common stock, pre-funded warrants, common warrants A and common warrants B were issued and sold to the selling stockholders (“Resale Securities”) in a private placement that closed on July 25, 2025 (the “Private Placement”).

The selling stockholder, American Ventures (“Selling Stockholder”), is a company with its principal business in private investments. Eric Newman is the manager of American Ventures LLC, Series XVI AGH, and has sole voting control and investment discretion over securities beneficially owned directly or indirectly by this selling stockholder. Eric Newman disclaims any beneficial ownership of the securities beneficially owned directly or indirectly by the Selling Stockholder. There is no relationship between the Company and Selling Stockholder and the Selling Stockholder is not involved in the business of underwriting securities. The Selling Stockholder did not acquire the Resale Securities under circumstances that would indicate that they were receiving compensation from the Company.

Factor 2: How Long the Selling Stockholders Have Held the Shares

The Resale Securities were issued on July 25, 2025. Even though the Selling Stockholder has held its securities for only one month and cannot be assured that the Registration Statement will be declared effective or that the public offering will be approved and/or completed. In other words, the Selling Stockholder is subject to the full economic and market risks of their investment since the date of the acquisition of the Resale Securities.

Further, the Selling Stockholder has a limitation on the amount of its beneficial ownership in the Company. The Selling Stockholder is offering up to 728,988 shares of common stock and 29,156,069 pre-funded warrants that would otherwise result in the selling stockholders’ beneficial ownership exceeding 4.99% of our outstanding common stock. Although the Registration Statement covers all of the shares of the Company owned by the selling stockholders, the selling stockholders do not currently intend to dispose of all of such shares in a single transaction and will not exercise its common warrants A and common warrants B if, following such exercise, American Ventures would own more than 4.99% or 9.99% of the Company’s issued and outstanding shares of common stock; thus, the Selling Stockholder will continue to bear the market risk of holding the Company’s shares of common stock even after the effectiveness of the Registration Statement. The Company believes that the period of time that each Selling Stockholder will have held the shares and have borne the economic and market risk of such ownership, together with the additional factors described herein, evidence that each Selling Stockholder is acting for its own behalf and is not acting as a statutory underwriter.

Factor 3: Relationship with Company

To the Company’s knowledge, there is no relationship between the Company and the Selling Stockholder.

In addition, the Selling Stockholder, instead of the Company, would be responsible for paying any broker-dealer fees or commissions directly to the broker-dealers they engage to assist in selling the Resale Securities.

For this reason and the discussions above, the Company believes the Selling Stockholder did not acquire their shares with a view to distribution and thus should not be viewed as an “underwriter” in connection with the offering of the Company.

Factor 4: The Amount of Shares Involved

The Selling Stockholder is offering, up to 89,655,171 shares of common stock, constituting approximately 86.3% of our outstanding shares of common stock (assuming and after giving effect to the exercise of the warrants). The selling stockholders currently hold 728,988 shares of our common stock representing approximately 4.99% of our outstanding shares of common stock and 19.44% of our public float (without giving effect to the exercise of the warrants). Given effect to the exercise of the warrants, there will be a substantial number of shares of our common stock being registered for potential resale by the selling stockholders pursuant to this prospectus. However, the selling stockholders do not currently intend to dispose of all such shares in a single transaction. The selling stockholders have a limitation on the amount of its beneficial ownership in the Company pursuant to which American Ventures LLC, Series XVI AGH will not exercise its common warrants A and common warrants B if, following such exercise, American Ventures LLC, Series XVI AGH would own more than 4.99% or 9.99% of the Company’s issued and outstanding shares of common stock.

Factor 5: Whether the Selling Stockholder is in the business of underwriting securities

As stated earlier, the Selling Stockholder’s principal business is in private investment and not underwriting securities. Again, to the Company’s knowledge, at no time has the Selling Stockholder been affiliated with or acted as securities broker-dealers or representatives thereof.

Furthermore, the Selling Stockholder has not entered into any underwriting relationships with the Company, or has any contractual, legal or other relationship with the Company that would control the timing, nature or amount of resales of the Resale Securities or even whether any Resale Securities will be resold at all under the Registration Statement. The selling stockholders will receive no commission or other payment from the Company for selling stockholders’ sale of Resale Securities in the open market, and the Company will receive no portion of the proceeds from any sales of Resale Securities. Therefore, the Company believes that the Selling Stockholder is not in the business of underwriting securities.

Factor 6: Whether under All the Circumstances it Appears that the Selling stockholders Are Acting as a Conduit for the Company

The Company has no contractual, legal or other relationship or obligation with the Selling Stockholder that would control the timing, nature and amount of resales of such Resale Securities following the effectiveness of the Registration Statement or whether such Resale Securities will be resold at all by the Selling Stockholder under the Registration Statement. The Company has no contracts, commitments, arrangements or understandings with the Selling Stockholder to carry out any transaction in the Resale Securities. In addition, at the time of acquisition of the Resale Securities, to the Company’s knowledge, the Selling Stockholder had any agreements or understandings, directly or indirectly, with any person to distribute such Resale Securities.

Conclusion

For the foregoing reasons, the Company believes that the Selling Stockholder, is not and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Selling Stockholder did not acquire the Resale Securities under circumstances that would indicate that they were receiving compensation from the Company in connection with the Resale Securities or that the Company had any financial interest in the sale of the Resale Securities. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Stockholder has no relationship with the Company and is not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Stockholder is not acting as an underwriter on behalf of, or as a conduit for, the Company. The Company has filed this registration statement on Form S-1 to register the Resale Securities under the resale transaction instead of having an indirect primary offering.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ ChiPing Cheung
ChiPing Cheung
Chief Executive Officer